UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Virtu Financial, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.00001 per share
(Title of Class of Securities)

928254101
(CUSIP Number)

Christina Choo Soo Shen Director, Legal & Regulatory Temasek International Pte. Ltd. 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 Telephone: +65 6828 6795
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 10, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 928254101	SCHEDULE 13D	Page 2 of 12 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Temasek Holdings (Private) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,880,503
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,880,503
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,880,503
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.2%(1)
14		TYPE OF REPORTING PERSON (See Instructions) HC

(1)
Based on 104,112,582 shares of Class A Common Stock, par value $0.00001 per share (“Class A Shares”) outstanding, as reported by Virtu Financial, Inc. (“Virtu”) as the projected outstanding amount as of May 15, 2018, in its prospectus filed with the Securities and Exchange Commission (the “SEC”) on May 11, 2018, after giving effect to the offering (including the exercise in full by the underwriters of their option to purchase additional shares) and other transactions to which such prospectus relates.

CUSIP No. 928254101	SCHEDULE 13D	Page 3 of 12 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Fullerton Fund Investments Pte Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,867,682
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,867,682
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,867,682
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%(1)
14		TYPE OF REPORTING PERSON (See Instructions) HC

(1)
Based on 104,112,582 Class A Shares outstanding, as reported by Virtu as the projected outstanding amount as of May 15, 2018, in its prospectus filed with the SEC on May 11, 2018, after giving effect to the offering (including the exercise in full by the underwriters of their option to purchase additional shares) and other transactions to which such prospectus relates.

CUSIP No. 928254101	SCHEDULE 13D	Page 4 of 12 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Havelock Fund Investments Pte Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,867,682
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,867,682
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,867,682
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%(1)
14		TYPE OF REPORTING PERSON (See Instructions) CO

(1)
Based on 104,112,582 Class A Shares outstanding, as reported by Virtu as the projected outstanding amount as of May 15, 2018, in its prospectus filed with the SEC on May 11, 2018, after giving effect to the offering (including the exercise in full by the underwriters of their option to purchase additional shares) and other transactions to which such prospectus relates.

CUSIP No. 928254101	SCHEDULE 13D	Page 5 of 12 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Temasek Capital (Private) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,012,821
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,012,821
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,012,821
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%(1)
14		TYPE OF REPORTING PERSON (See Instructions) HC

(1)
Based on 104,112,582 Class A Shares outstanding, as reported by Virtu as the projected outstanding amount as of May 15, 2018, in its prospectus filed with the SEC on May 11, 2018, after giving effect to the offering (including the exercise in full by the underwriters of their option to purchase additional shares) and other transactions to which such prospectus relates.

CUSIP No. 928254101	SCHEDULE 13D	Page 6 of 12 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Seletar Investments Pte Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,012,821
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,012,821
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,012,821
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%(1)
14		TYPE OF REPORTING PERSON (See Instructions) HC

(1)
Based on 104,112,582 Class A Shares outstanding, as reported by Virtu as the projected outstanding amount as of May 15, 2018, in its prospectus filed with the SEC on May 11, 2018, after giving effect to the offering (including the exercise in full by the underwriters of their option to purchase additional shares) and other transactions to which such prospectus relates.

CUSIP No. 928254101	SCHEDULE 13D	Page 7 of 12 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Aranda Investments Pte. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,012,821
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,012,821
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,012,821
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%(1)
14		TYPE OF REPORTING PERSON (See Instructions) CO

(1)
Based on 104,112,582 Class A Shares outstanding, as reported by Virtu as the projected outstanding amount as of May 15, 2018, in its prospectus filed with the SEC on May 11, 2018, after giving effect to the offering (including the exercise in full by the underwriters of their option to purchase additional shares) and other transactions to which such prospectus relates.

This Amendment No. 2 amends the statement on Schedule 13D (the “Original Schedule 13D” and, as amended, this “Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) on July 31, 2017, as amended on August 11, 2017, by Temasek Holdings (Private) Limited (“Temasek”), Fullerton Fund Investments Pte Ltd (“Fullerton”), Havelock Fund Investments Pte Ltd (“Havelock”), Temasek Capital (Private) Limited (“Temasek Capital”), Seletar Investments Pte Ltd (“Seletar”) and Aranda Investments Pte. Ltd. (“Aranda”), relating to the Class A common stock, par value $0.00001 per share (the “Class A Shares”), of Virtu Financial, Inc., a Delaware corporation (“Virtu” or the “Issuer”).
The following amendments to Items 2, 4, 5, 6 and 7 of the Schedule 13D are hereby made:
ITEM 2.	Identity and Background
The name, business address, present principal occupation and the citizenship of each director and executive officer of each of the Reporting Persons is set forth in Schedules I through VI hereto and are incorporated herein by reference.
ITEM 4.	Purpose of Transaction
Item 4 of the Schedule 13D is hereby amended and supplemented by the adding the following text immediately after the third paragraph of Item 4:
On May 15, 2018, the Issuer completed its previously announced underwritten public offering (the “Public Offering”) of 17,250,000 Class A Shares by the Issuer and certain selling stockholders (consisting of a base deal of 15,000,000 Class A Shares and an additional 2,250,000 Class A Shares sold pursuant to the exercise in full by the Underwriters (as defined below) of their option to purchase additional shares).  In the Public Offering, the Issuer sold 10,518,750 Class A Shares, Havelock sold 3,450,000 Class A Shares, and the other selling stockholders sold 3,281,250 Class A Shares to the Underwriters, each at a purchase price per share of $27.16 (reflecting the offering price to the public of $28.00 per share minus the Underwriters’ discount).
ITEM 5.	Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:
(a)-(b) Based on the most recent information available, the aggregate number and percentage of the Class A Shares (the securities identified pursuant to Item 1 of this Schedule 13D) that are beneficially owned by each of the Reporting Persons is set forth in boxes (11) and (13) of the cover pages to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference. The percentages reported herein are calculated based upon 104,112,582 Class A Shares outstanding, as reported by the Issuer as the projected outstanding amount as of May 15, 2018, in its prospectus filed with the SEC on May 11, 2018, after giving effect to the offering (including the exercise in full by the Underwriters of their option to purchase additional shares) and other transactions to which such prospectus relates.
Temasek, through its ownership of Fullerton and Temasek Capital, may be deemed to share voting and dispositive power over the Class A Shares beneficially owned or deemed to be beneficially owned by Fullerton, Havelock, Temasek Capital, Seletar and Aranda.
Fullerton, through its ownership of Havelock, may be deemed to share voting and dispositive power over the 8,867,682 Class A Shares beneficially owned or deemed to be beneficially owned by Havelock.

Havelock is the direct beneficial owner of 8,867,682 Class A Shares.
Temasek Capital, through its ownership of Seletar, may be deemed to share voting and dispositive power over the 8,012,821 Class A Shares beneficially owned or deemed to be beneficially owned by Seletar and Aranda.
Seletar, through its ownership of Aranda, may be deemed to share voting and dispositive power over the 8,012,821 Class A Shares beneficially owned or deemed to be beneficially owned by Aranda.
Aranda is the direct beneficial owner of 8,012,821 Class A Shares.
The numbers of Class A Shares as to which each of the Reporting Persons has sole voting power, shared voting power, sole dispositive power and shared dispositive power is set forth in boxes (7), (8), (9) and (10), respectively, on the cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference.
(c) Except as described in Item 4 and Item 6, the Reporting Persons have not engaged in any transactions in the Class A Shares during the sixty days prior to the obligation to file this Schedule 13D. To the best knowledge of the Reporting Persons, there have been no transactions by any director or executive officer of any of the Reporting Persons listed in Schedules I through VI filed with this Schedule 13D in the Class A Shares during the past sixty days.
(d) To the best knowledge of the Reporting Persons, no person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of Class A Shares held by the Reporting Persons other than each of the Reporting Persons.
(e) Not applicable.
Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Underwriting Agreement
In connection with the Public Offering, on May 10, 2018, the Issuer and Virtu Financial LLC entered into an underwriting agreement (the “Underwriting Agreement”) with the underwriters named therein (the “Underwriters”) and selling stockholders, including Havelock, relating to the sale of Class A Shares in the Public Offering.  Pursuant to the Underwriting Agreement, on May 15, 2018, the Issuer sold 10,518,750 Class A Shares, Havelock sold 3,450,000 Class A Shares, and the other selling stockholders sold 3,281,250 Class A Shares to the Underwriters, each at a purchase price per share of $27.16 (reflecting the offering price to the public of $28.00 per share minus the Underwriters’ discount).  The aggregate 17,250,000 Class A Shares sold consists of a base deal of 15,000,000 Class A Shares and an additional 2,250,000 Class A Shares sold pursuant to the exercise in full by the Underwriters of their option to purchase additional shares.
The Underwriting Agreement includes customary representations, warranties and covenants by the selling stockholders (including Havelock) and the Issuer. It also provides that the selling stockholders and the Issuer will severally indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.  The Public Offering closed on May 15, 2018.

In connection with the Underwriting Agreement, pursuant to lock-up agreements, Havelock and Aranda have agreed with the Underwriters not to sell, otherwise dispose of or hedge any Class A Shares or securities convertible or exchangeable for Class A Shares, subject to specified exceptions, for 90 days after May 10, 2018, except with the prior written consent of the representatives of the Underwriters. The foregoing description of the lock-up agreements is qualified in its entirety by reference to the lock-up agreements, copies of which are filed herewith as Exhibit 99.8 and Exhibit 99.9 and incorporated herein by reference.
The foregoing description of the Underwriting Agreement is qualified in its entirety by reference to the Underwriting Agreement, a copy of which is filed herewith as Exhibit 99.7 and is incorporated herein by reference.
Amendment to the Amended and Restated Registration Rights Agreement
On May 10, 2018, the Issuer, Havelock, Aranda, TJMT Holdings LLC (“TJMT”),  North Island Holdings I, LP (“NIH”), Mr. Vincent Viola and Mr. Michael Viola entered into Amendment No. 1 to Amended and Restated Registration Rights Agreement (the “Amendment”), which amends the Amended and Restated Registration Rights Agreement (the “Amended and Restated Registration Rights Agreement”), dated April 20, 2017, by and among the Issuer, Havelock, Aranda, TJMT, NIH, and certain direct or indirect equityholders of the Issuer, to add Mr. Vincent Viola and Mr. Michael Viola as parties to the Amended and Restated Registration Rights Agreement.
The foregoing description of the Amendment is qualified in its entirety by reference to the Amendment, a copy of which is filed herewith as Exhibit 99.10 and is incorporated herein by reference.
Amendment to the Amended and Restated Lock-up Waivers Agreement
On May 10, 2018, the Issuer, Havelock, Aranda, TJMT, NIH, Mr. Vincent Viola and Mr. Michael Viola entered into Amendment No. 1 to  the Amended and Restated Lock-up Waivers Agreement (the “Amendment to the Amended and Restated Lock-up Waivers Agreement”), which amends the Amended and Restated Lock-up Waivers Agreement (the “Amended and Restated Lock-up Waivers Agreement”), dated April 20, 2017, by and among the Issuer, Havelock, Aranda, TJMT, Mr. Vincent Viola, NIH and certain stockholders party thereto, to add Mr. Michael Viola as a party to the Amended and Restated Lock-up Waivers Agreement.
The foregoing description of the Amendment to the Amended and Restated Lock-up Waivers Agreement is qualified in its entirety by reference to the Amendment to the Amended and Restated Lock-up Waivers Agreement, a copy of which is filed herewith as Exhibit 99.11 and is incorporated herein by reference.

ITEM 7	Material to be Filed as Exhibits
The following are filed as exhibits to the Schedule 13D:
Exhibit No.	Description
99.1
Joint Filing Agreement, dated as of July 31, 2017, by and among the Reporting Persons, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (filed with the Original Schedule 13D)

99.7	Underwriting Agreement, dated May 10, 2018, by and between Virtu Financial, Inc., Virtu Financial LLC, the selling stockholders and underwriters party thereto*
99.8	Lock-up Agreement, dated May 10, 2018, from Havelock Fund Investments Pte Ltd*
99.9	Lock-up Agreement, dated May 10, 2018, from Aranda Investments Pte. Ltd.*
99.10
Amendment No. 1 to Amended and Restated Registration Rights Agreement, dated May 10, 2018, by and among Virtu Financial, Inc., TJMT Holdings LLC, North Island Holdings I, LP, Havelock Fund Investments Pte Ltd, Aranda Investments Pte. Ltd., Mr. Vincent Viola and Mr. Michael Viola*

99.11
Amendment No. 1 to Amended and Restated Lock-up Waivers Agreement, dated May 10, 2018, by and among Virtu Financial, Inc., TJMT Holdings LLC, Mr. Vincent Viola, Mr. Michael Viola, Havelock Fund Investments Pte Ltd, Aranda Investments Pte. Ltd., and North Island Holdings I, LP*

*Filed herewith.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated:  May 15, 2018

TEMASEK HOLDINGS (PRIVATE) LIMITED

By:	/s/ Christina Choo
	Name:	Christina Choo
	Title:	Authorised Signatory

FULLERTON FUND INVESTMENTS PTE LTD

By:	/s/ Cheong Kok Tim
	Name:	Cheong Kok Tim
	Title:	Director

HAVELOCK FUND INVESTMENTS PTE LTD

By:	/s/ Lim Siew Lee Sherlyn
	Name:	Lim Siew Lee Sherlyn
	Title:	Director

TEMASEK CAPITAL (PRIVATE) LIMITED

By:	/s/ Cheong Kok Tim
	Name:	Cheong Kok Tim
	Title:	Director

SELETAR INVESTMENTS PTE LTD

By:	/s/ Tabitha Sum Wei Ching
	Name:	Tabitha Sum Wei Ching
	Title:	Director

ARANDA INVESTMENTS PTE. LTD.

By:	/s/ Tabitha Sum Wei Ching
	Name:	Tabitha Sum Wei Ching
	Title:	Director

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF
TEMASEK HOLDINGS (PRIVATE) LIMITED

The following tables set forth certain information with respect to the directors and executive officers of Temasek Holdings (Private) Limited.

The following is a list of the directors of Temasek Holdings (Private) Limited:

Name, Business Address, Position	Principal Occupation	Citizenship

Lim Boon Heng 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Chairman and Director, Temasek Holdings (Private) Limited)	Chairman, Temasek Holdings (Private) Limited	Singaporean

Cheng Wai Keung 3 Killiney Road #10-01 Winsland House 1 Singapore 239519 (Deputy Chairman and Director, Temasek Holdings (Private) Limited)	Chairman and Managing Director, Wing Tai Holdings Limited	Singaporean

Kua Hong Pak 205 Braddell Road East Wing Level 2 Singapore 579701 (Director, Temasek Holdings (Private) Limited)	Senior Advisor, ComfortDelGro Corporation Limited	Singaporean

Goh Yew Lin 50 Raffles Place #33-00 Singapore Land Tower Singapore 048623 (Director, Temasek Holdings (Private) Limited)	Managing Director, G.K. Goh Holdings Limited	Singaporean

Teo Ming Kian 250 North Bridge Road #05-01 Raffles City Tower Singapore 179101 (Director, Temasek Holdings (Private) Limited)	Chairman, Vertex Venture Holdings Ltd.	Singaporean

Marcus Wallenberg SE-106 40 Stockholm, Sweden (Director, Temasek Holdings (Private) Limited)	Chairman, Skandinaviska Enskilda Banken, Saab AB and FAM AB	Swedish

Lien Jown Leam Michael One Raffles Place (formerly known as OUB Centre) #51-00 Singapore 048616 (Director, Temasek Holdings (Private) Limited)	Executive Chairman, Wah Hin and Company Private Limited	Singaporean

Name, Business Address, Position	Principal Occupation	Citizenship

Robert Bruce Zoellick c/o 1875 I Street NW 5th Floor Washington, DC 20006 USA (Director, Temasek Holdings (Private) Limited)	Chairman, AllianceBernstein	American

Chin Yoke Choong Bobby c/o 1 Joo Koon Circle #13-01 FairPrice Hub Singapore 629117 (Director, Temasek Holdings (Private) Limited)	Deputy Chairman, NTUC Enterprise Cooperative Limited	Singaporean

Ng Chee Siong Robert 11th - 12th Floors Tsim Sha Tsui Centre Salisbury Road Tsim Sha Tsui, Kowloon, Hong Kong (Director, Temasek Holdings (Private) Limited)	Chairman, Sino Land Company Ltd.	Singaporean / Hong Kong Permanent Resident

Peter Robert Voser Affolternstrasse 44 8050 Zurich Switzerland (Director, Temasek Holdings (Private) Limited)	Chairman, ABB Ltd	Swiss

Lee Ching Yen Stephen No.160 Robinson Road #13-06 SBF Center Singapore 068914 (Director, Temasek Holdings (Private) Limited)	Managing Director Great Malaysia Textile Investment Pte Ltd.	Singaporean

Lee Theng Kiat 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Director, Temasek Holdings (Private) Limited)	Deputy Chairman & CEO, Temasek International Pte. Ltd.	Singaporean

Ho Ching 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Executive Director & CEO, Temasek Holdings (Private) Limited)	Executive Director & CEO, Temasek Holdings (Private) Limited	Singaporean

The following is a list of the executive officers of Temasek Holdings (Private) Limited:

Name, Business Address, Position	Principal Occupation	Citizenship

Dilhan Pillay Sandrasegara
60B Orchard Road #06-18 Tower 2
The Atrium@Orchard
Singapore 238891
(Deputy CEO,
Joint Head, Enterprise Development Group,
Joint Head, Investment Group,
Joint Head, Singapore,
Head, Americas,
Temasek International Pte. Ltd.)
	Deputy CEO, Joint Head, Enterprise Development Group, Joint Head, Investment Group, Joint Head, Singapore, Head, Americas, Temasek International Pte. Ltd.	Singaporean

Name, Business Address, Position	Principal Occupation	Citizenship

Chia Song Hwee
60B Orchard Road #06-18 Tower 2
The Atrium@Orchard
Singapore 238891
(President & Chief Operating Officer,
Joint Head, Investment Group,
Joint Head, Portfolio Management Group,
Joint Head, Singapore,
Temasek International Pte. Ltd.)
	President & Chief Operating Officer, Joint Head, Investment Group, Joint Head, Portfolio Management Group, Joint Head, Singapore, Temasek International Pte. Ltd.	Singaporean

Jonathon Revill Christopher Allaway 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Chief Technology Officer, Temasek International Pte. Ltd.)	Chief Technology Officer, Temasek International Pte. Ltd.	Australian

Syed Fidah Bin Ismail Alsagoff 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard, Singapore 238891 (Head, Life Sciences, Temasek International Pte. Ltd.)	Head, Life Sciences, Temasek International Pte. Ltd.	Singaporean

Michael John Buchanan
60B Orchard Road #06-18 Tower 2
The Atrium@Orchard,
Singapore 238891
(Head, Strategy,
Senior Managing Director,
Portfolio Strategy & Risk Group, Head, Australia & New Zealand,
Temasek International Pte. Ltd.)
	Head, Strategy, Senior Managing Director, Portfolio Strategy & Risk Group, Head, Australia & New Zealand, Temasek International Pte. Ltd.	Australian

Chan Wai Ching 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard, Singapore 238891 (Joint Head, Corporate Development Group, Head, Organisation & People, Temasek International Pte. Ltd.)	Joint Head, Corporate Development Group, Head, Organisation & People, Temasek International Pte. Ltd.	Singaporean

Gregory Lynn Curl 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (President, Temasek International Pte. Ltd.)	President, Temasek International Pte. Ltd.	American

Name, Business Address, Position	Principal Occupation	Citizenship

Luigi Feola 23 King Street London SW1Y6QY United Kingdom (Senior Managing Director, Europe, Joint Head, Consumer, Temasek International (Europe) Limited)	Senior Managing Director, Europe, Joint Head, Consumer, Temasek International (Europe) Limited	Italian

Nagi Adel Hamiyeh
60B Orchard Road #06-18 Tower 2
The Atrium@Orchard
Singapore 238891
(Joint Head, Enterprise Development Group,
Joint Head, Consumer,
Joint Head, Industrials,
Head, Real Estate,
Head, Africa & Middle East,
Temasek International Pte. Ltd.)
	Joint Head, Enterprise Development Group, Joint Head, Consumer, Joint Head, Industrials, Head, Real Estate, Head, Africa & Middle East, Temasek International Pte. Ltd.	Singaporean

Hu Yee Cheng Robin 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Head, Sustainability & Stewardship Group, Temasek International Pte. Ltd.)	Head, Sustainability & Stewardship Group, Temasek International Pte. Ltd.	Singaporean

Uwe Krueger 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Head, Business Services, Senior Managing Director, Portfolio Management, Temasek International Pte. Ltd.)	Head, Business Services, Senior Managing Director, Portfolio Management, Temasek International Pte. Ltd.	German

Ravi Lambah 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Head, Telecom, Media & Technology, Joint Head, India, Temasek International Pte. Ltd.)	Head, Telecom, Media & Technology, Joint Head, India, Temasek International Pte. Ltd.	Maltese

Leong Wai Leng 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Chief Financial Officer, Joint Head, Corporate Development Group, Temasek Holdings (Private) Limited)	Chief Financial Officer, Joint Head, Corporate Development Group, Temasek Holdings (Private) Limited	Singaporean

Name, Business Address, Position	Principal Occupation	Citizenship

John William Marren 101 California St., Suite 3700 San Francisco, CA 94111 United States of America (Senior Managing Director, North America, Temasek International (USA) LLC)	Senior Managing Director, North America, Temasek International (USA) LLC	American

Pek Siok Lan 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (General Counsel, Temasek International Pte. Ltd.)	General Counsel, Temasek International Pte. Ltd.	Singaporean

Png Chin Yee 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard, Singapore 238891 (Head, Financial Services, Senior Managing Director, China, Temasek International Pte. Ltd.)	Head, Financial Services, Senior Managing Director, China, Temasek International Pte. Ltd.	Singaporean

Rohit Sipahimalani 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Joint Head, Portfolio Strategy & Risk Group, Joint Head, India, Temasek International Pte. Ltd.)	Joint Head, Portfolio Strategy & Risk Group, Joint Head, India, Temasek International Pte. Ltd.	Singaporean

Tan Chong Lee
60B Orchard Road #06-18 Tower 2
The Atrium@Orchard
Singapore 238891
(President,
Joint Head, Portfolio Management Group,
Head, Europe,
Head, South East Asia,
Temasek International Pte. Ltd.)
	President, Joint Head, Portfolio Management Group, Head, Europe, Head, South East Asia, Temasek International Pte. Ltd.	Singaporean

Teo Juet Sim Juliet
60B Orchard Road #06-18 Tower 2
The Atrium@Orchard
Singapore 238891
(Head, Transportation & Logistics,
Senior Managing Director,
Portfolio Management,
Temasek International Pte. Ltd.)
	Head, Transportation & Logistics, Senior Managing Director, Portfolio Management, Temasek International Pte. Ltd.	Singaporean

Name, Business Address, Position	Principal Occupation	Citizenship

Alan Raymond Thompson
60B Orchard Road #06-18 Tower 2
The Atrium@Orchard
Singapore 238891
(Head, Private Equity Fund Investments,
Senior Managing Director, Enterprise Development Group,
Temasek International Pte. Ltd.)
	Head, Private Equity Fund Investments, Senior Managing Director, Enterprise Development Group, Temasek International Pte. Ltd.	Singaporean

Benoit Louis Marie Francois Valentin 23 King Street London SW1Y 6QY United Kingdom (Senior Managing Director, Europe, Joint Head, Industrials, Temasek International (Europe) Limited)	Senior Managing Director, Europe, Joint Head, Industrials, Temasek International (Europe) Limited	French

John Joseph Vaske 375 Park Avenue, 14th Floor New York, NY 10152 United States of America (Joint Head, North America, Temasek International (USA) LLC)	Joint Head, North America, Temasek International (USA) LLC	American

Wu Yibing 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Joint Head, Portfolio Strategy & Risk Group, Joint Head, China, Temasek International Pte. Ltd.)	Joint Head, Portfolio Strategy & Risk Group, Joint Head, China, Temasek International Pte. Ltd.	American

SCHEDULE II

DIRECTORS AND EXECUTIVE OFFICERS OF
FULLERTON FUND INVESTMENTS PTE LTD

The following table sets forth certain information with respect to the directors and executive officers of Fullerton Fund Investments Pte Ltd.  The business address of each director and executive officer of Fullerton Fund Investments Pte Ltd is 60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891.

Name	Present Principal Occupation or Employment	Citizenship

Cheong Kok Tim (Director)	Managing Director, Legal & Regulatory Temasek International Pte. Ltd. Singapore	Singaporean

Goh Bee Kheng Grace (Director)	Managing Director, Finance Temasek International Pte. Ltd. Singapore	Singaporean

SCHEDULE III

DIRECTORS AND EXECUTIVE OFFICERS OF
HAVELOCK FUND INVESTMENTS PTE LTD

The following table sets forth certain information with respect to the directors and executive officers of Havelock Fund Investments Pte Ltd.  The business address of each director and executive officer of Havelock Fund Investments Pte Ltd is 60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891.

Name	Present Principal Occupation or Employment	Citizenship

Oh Boon Hui Stella (Director)	Director – Finance (Expected Returns) Temasek International Pte. Ltd. Singapore	Singaporean

Lim Siew Lee Sherlyn (Director)	Managing Director, Organisation & People Temasek International Pte. Ltd. Singapore	Singaporean

SCHEDULE IV

DIRECTORS AND EXECUTIVE OFFICERS OF
TEMASEK CAPITAL (PRIVATE) LIMITED

The following table sets forth certain information with respect to the directors and executive officers of Temasek Capital (Private) Limited.  The business address of each director and executive officer of Temasek Capital (Private) Limited is 60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891.

Name	Present Principal Occupation or Employment	Citizenship

Leong Wai Leng (Director)	Chief Financial Officer, Joint Head – Corporate Development Group Temasek Holdings (Private) Limited Singapore	Singaporean

Cheong Kok Tim (Director)	Managing Director, Legal & Regulatory Temasek International Pte. Ltd. Singapore	Singaporean

SCHEDULE V

DIRECTORS AND EXECUTIVE OFFICERS OF
SELETAR INVESTMENTS PTE LTD

The following table sets forth certain information with respect to the directors and executive officers of Seletar Investments Pte Ltd.  The business address of each director and executive officer of Seletar Investments Pte Ltd is 60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891.

Name	Present Principal Occupation or Employment	Citizenship

Sum Wei Ching Tabitha (Director)	Director, Finance (Accounting) Temasek International Pte. Ltd. Singapore	Singaporean

Han Sack Teng (Director)	Director, Finance (Accounting) Temasek International Pte. Ltd. Singapore	Singaporean

SCHEDULE VI

DIRECTORS AND EXECUTIVE OFFICERS OF
ARANDA INVESTMENTS PTE. LTD.

The following table sets forth certain information with respect to the directors and executive officers of Aranda Investments Pte. Ltd.  The business address of each director and executive officer of Aranda Investments Pte. Ltd. is 60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891.

Name	Present Principal Occupation or Employment	Citizenship

Git Oi Chee (Director)	Director, Finance (Tax) Temasek International Pte. Ltd. Singapore	Singaporean

Sum Wei Ching Tabitha (Director)	Director, Finance (Accounting) Temasek International Pte. Ltd. Singapore	Singaporean

Han Sack Teng (Director)	Director, Finance (Accounting) Temasek International Pte. Ltd. Singapore	Singaporean